Exhibit 1

FOR IMMEDIATE RELEASE	11 January 2017

WPP PLC (“WPP”)

Notification of Preliminary Results

WPP will announce its Preliminary Statement for the year ended 31 December 2016 on Friday, 3 March 2017.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Chris Wade, WPP

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